UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 11, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Central European Media Enterprises Ltd.

File No. 5-45747 – CF#28562

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Ronald S. Lauder, RSL Savannah LLC and RSL Capital LLC (collectively, "Applicants") submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to an amended Schedule 13D filed on June 22, 2012, as further amended on October 12, 2012.

Based on representations by the Applicants that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.8 through September 7, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions